                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C., 20549

                                    FORM 6-K

                            Report of Foreign Issuer
--------------------------------------------------------------------------------



FOR  PERIOD  ENDED          January  15,  2003

COMMISSION  FILE  NUMBER:     (SEC  File  No:  0-30006)


                           SUNGOLD ENTERTAINMENT CORP.
                           ---------------------------
                 (Translation of registrant's name into English)


                            #500 - 666 Burrard Street
                           Vancouver, British Columbia
                                 Canada, V6C 3P6
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                     -


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No _X_
                                                -

                           SUNGOLD ENTERTAINMENT CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

                          (A Development Stage Company)

                         (Presented in Canadian Dollars)

                       (Unaudited - See Notice to Reader)




                                                       LOEWEN, STRONACH & CO.
                                                       Chartered Accountants

L
S
LOEWEN, STRONACH & CO.
Chartered Accountants
A partnership of incorporated professionals

7th Floor, 2695 Granville Street, Vancouver, BC V6H 3H4
* Fax (604) 736-1225 * Telephone (604) 736-1221 * E-mail lsco@telus.net
--------------------------------------------------------------------------------


                                NOTICE TO READER



We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at November 30, 2002 and the interim consolidated statements of loss and deficit and cash flows for the three months ended November 30, 2002 from information provided by the Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.



                                                     /s/ Loewen, Stronach & Co.

                                                        Chartered  Accountants



Vancouver,  BC

December  14,  2002


                   MEMBERS OF
                   INSTITUTE OF CHARTERED ACCOUNTANTS OF BRITISH COLUMBIA

                           SUNGOLD ENTERTAINMENT CORP.

                       INTERIM CONSOLIDATED BALANCE SHEET

                                NOVEMBER 30, 2002

                          (A Development Stage Company)

                         (Presented in Canadian Dollars)

                       (Unaudited - See Notice to Reader)


                                            November 30     August 31
                                                2002           2002
                                                  $              $
                                            -------------  -------------
                        ASSETS

CURRENT ASSETS
 Cash                                             48,804         23,772
 Shares subscription receivable                  115,673              -
 Prepaid expenses and deposits                   173,738        374,953
                                            -------------  -------------
                                                 338,215        398,725
PRE-DEVELOPMENT COSTS (Note 4)                 2,772,095      2,768,316
CAPITAL ASSETS (Note 5)                          552,104        541,484
                                            -------------  -------------

                                               3,662,414      3,708,525
                                            =============  =============



                      LIABILITIES

CURRENT LIABILITIES
 Accounts payable and accrued liabilities         62,556         32,824
 Loans payable                                         -        282,187
 Obligation under capital leases (Note 6)         19,386         19,423
                                            -------------  -------------
                                                  81,943        334,434
OBLIGATION UNDER CAPITAL
 LEASES (Note 6)                                  12,445         17,253
                                            -------------  -------------

                                                  94,388        351,687
                                            -------------  -------------

                   SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                        17,048,204     16,156,646
DEFICIT                                      (13,480,178)   (12,799,808)
                                            -------------  -------------

                                               3,568,026      3,356,838
                                            -------------  -------------

                                               3,662,414      3,708,525
                                            =============  =============





APPROVED  BY  THE  DIRECTORS:

  /s/ Kim  Hart        Director
---------------------



  /s/ Anne  Kennedy    Director
---------------------

      (See accompanying notes to interim consolidated financial statements)

                LOEWEN, STRONACH & CO. Chartered Accountants

                           SUNGOLD ENTERTAINMENT CORP.

                     INTERIM CONSOLIDATED STATEMENT OF LOSS

                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

                          (A Development Stage Company)

                         (Presented in Canadian Dollars)

                       (Unaudited - See Notice to Reader)


                                      Three  months  ended
                                    November 30  November 30
                                        2002         2001
                                          $            $
                                    -----------------------

REVENUE
 Sales                                     394       1,757
 Foreign exchange gain (loss)            5,116        (325)
 Interest income                             -           4
                                    ----------  -----------
                                         5,510       1,436
                                    ----------  -----------

EXPENSES
 Advertising and promotion             367,286     157,981
 Travel and conferences                 86,265      39,400
 Management fees                        61,500      61,500
 Internet services                      42,574      80,988
 Amortization                           32,030      40,350
 Professional and consulting fees       29,476      12,957
 Insurance                              21,204      16,137
 Office rent and services               16,580      14,745
 Office and miscellaneous               15,466      10,396
 Investor relations                      6,097      86,637
 Interest on capital leases              2,860       2,064
 Prizes                                  2,367       9,265
 Transfer agent and filing fees          1,164       2,799
 Interest and bank charges               1,011         562
                                    ----------  -----------

                                       685,880     535,781
                                    ----------  -----------
LOSS                                   680,370     534,345
DEFICIT - beginning                 12,799,808  10,197,168
                                    ----------  -----------
DEFICIT - ending                    13,480,178  10,731,513
                                    ==========  ===========


      (See accompanying notes to interim consolidated financial statements)

                LOEWEN, STRONACH & CO. Chartered Accountants

                           SUNGOLD ENTERTAINMENT CORP.

                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

                          (A Development Stage Company)

                         (Presented in Canadian Dollars)

                       (Unaudited - See Notice to Reader)


                                              Three  months  ended
                                            November 30  November 30
                                                2002         2001
                                                  $            $
                                            -----------------------
OPERATING ACTIVITIES
 Loss                                         (680,370)  (534,345)
 Item not involving cash:
   Amortization                                 32,030     40,350
                                            -----------------------
                                              (648,340)  (493,995)
 Cash provided by changes in non-cash
   working capital items:
   Shares subscription receivable             (115,673)
   Prepaid expenses and deposits               201,215     (3,769)
   Accounts payable and accrued liabilities     29,733    (46,752)
   Loans payable (repaid)                     (282,187)         -
                                            -----------------------
                                              (815,252)  (544,516)
                                            -----------------------
INVESTING ACTIVITIES
 Pre-development costs                          (3,779)    (4,312)

 Acquisition of capital assets                 (42,650)         -
                                            -----------------------
                                               (46,429)    (4,312)
                                            -----------------------

FINANCING ACTIVITIES
 Repayment of capital leases liability          (4,845)    (4,476)
 Issuance of shares                            891,558    471,949
                                            -----------------------
                                               886,713    446,473
                                            -----------------------

INCREASE (DECREASE) IN CASH                     25,032    (81,355)
CASH - beginning                                23,772    104,194
                                            -----------------------
CASH - ending                                   48,804     22,839
                                            -----------------------
Notes to statement of cash flows:

1)  Cash consists of balances with banks
2)  Interest and income taxes paid:
      Interest paid                              3,871      2,626
      Income taxes paid                              -          -






      (See accompanying notes to interim consolidated financial statements)

                LOEWEN, STRONACH & CO. Chartered Accountants

                           SUNGOLD ENTERTAINMENT CORP.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

                       (Unaudited - See Notice to Reader)

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)

Note  1     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

a)   Commitments  and  Contingencies

     The Company's activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing and online jackpot wagering. These regulations are continually changing. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b)   Basic  of  Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network
     (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c)   Translation  of  Foreign  Currencies:

     Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

     * Current assets and current liabilities at exchange rates at the end of the year;
     *    Other  assets  at  historical  rates;
     * Revenues and expenses at the average rate of exchange for the month incurred.

     Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

     d)   Pre-development  costs

     The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

     The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

e)   Capital  Assets  and  Amortization

     Capital assets are recorded at cost with amortization provided on a declining balance as follows:

          Computer  equipment                30%


          Computers under capital leases     30%
          Internet  software                 20%

     The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.


                                                                         .. /2
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  2  -
Note  2     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

f)   Income  Taxes

     Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)   Stock-based  Compensation  Plans

     The Company has a stock-based compensation plan, which is described in Note 7 b) i). No compensation expense is recognized for these plans when stock options are issued to members of the Board of Directors. Any consideration paid by members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

NOTE  2     PRE-DEVELOPMENT  COSTS

a)   Gun  Lake  Indian  Band  project

     In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

     The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company is considering applying for permission for a review of these issues with the United States Supreme Court, having been recently denied leave to appeal in the Michigan Supreme Court. Recently, the Michigan Court ruled that the State of Michigan is required to issue a gaming compact to the Gun Lake Tribe. During the period, no pre-development costs were capitalized under Gun Lake Indian Band project.


                            August 31        November 30
                             2002   Additions   2002
                              $         $        $
                           ----------------------------------
Consulting and legal fees  1,036,168       -       1,036,168
Contractual obligation       520,117       -         520,117
Travel and lodging           213,432       -         213,432
                           ----------------------------------

                           1,769,717       -       1,769,717
                           ----------------------------------





                                                                         .. /3
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  3  -

NOTE  2     PRE-DEVELOPMENT  COSTS  (continued)

b)   Vancouver  Racecourse  /  Richmond  Equine  Training  Centre  project

     In Vancouver, British Columbia, the Company has presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

     The Company abandoned an option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex.

     The Company is in a process of negotiating an option to purchase 100 acres in Richmond, British Columbia.

     In September 2002, the Company renegotiated to extend the agreement with a related party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2003.





                            August 31         November 30
                             2002   Additions   2002
                              $         $         $
                           -----------------------------
Consulting and legal fees  807,626    -          807,626
Architectural fees          32,752    -           32,752
Other direct costs          20,972    -           20,972
                           -----------------------------
                           861,350    -          861,350
                           -----------------------------




                                                                         .. /4
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  4  -

NOTE  3     PRE-DEVELOPMENT  COSTS  (continued)

c)   HorsepowerTM  Software  Development  project

     On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. ("HBN").

     Since 1999 the Company has developed the Horsepower parimutal, random, world wagering pool which is based on a virtual Horserace system.

     Sungold owns the exclusive proprietary rights to operate the Horsepower World Pool (HPWP), market the HorsepowerTM system, license the system, sell commercial sponsorships, sell advertising and any other promotion associated with the system. Sungold reserves the rights to all intellectual property.

     HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower to operate on the world wide web 24 / 7 as a $US based World wagering pool. HBN has engaged its' sister company Horsepower Broadcasting Network (HBN) International Ltd. to operate their US $ Internet wagering site.

     A major expansion of the Horsepower World Pool is expected in 2003 with many racetracks in North America and internationally wagering into the Horsepower World Pool Pick 1 and Pick 6 parimutal pools.

                            August 31         November 30
                             2002   Additions   2002
                              $         $         $
                           -----------------------------
Legal and consulting fees  58,999         -       58,999
                           -----------------------------





                                                                        ..  /5
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  5  -

NOTE  4     PRE-DEVELOPMENT  COSTS  (continued)

d)   HorsepowerTM  Operating  project

     On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. It's main activity is operating the Horsepower World Pool parimutal wagering system. All players have an equal chance to win, wagering in real time 24 / 7 on common parimutuel pools. HorsepowerTM has been tested to international lottery standards. During the year no predevelopment costs were capitalized under HorsepowerTM operating project. The Company operates under the permanent license of the Kahnawake Gaming Commission in Quebec, Canada and the Company management believes the Company complies in all material respects with the governing laws and regulations.

e)   SafeSpending  project

     In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals.

     The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology. Sungold has a patent pending in 105 countries for the SafeSpending anonymous payment system.


                               August 31       November 30
                                 2002  Additions   2002
                                  $        $        $
                                ------  -----  ---------
Acquisition cost                62,300      -     62,300
Legal and consulting fees       15,950  3,779     19,729
                                78,250  3,779     82,029
                                ------  -----     ------
TOTAL PRE-DEVELOPMENT COSTS  2,768,316  3,779  2,772,095



                                                                         .. /6
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)

(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  6  -

Note  5     CAPITAL  ASSETS


                                 November 30          August 31
                                   2002                 2001


                                -----------------------------------
                                Cost   Less      Net Book  Net Book
                                       Accumulated  Value   Value
                                       Amortization
                                   $        $        $        $
                                -----------------------------------

Internet software               622,670  214,479  408,191  385,902
Computer equipment              258,223  148,645  109,578  118,463
Computers under capital leases   62,378   28,043   34,335   37,119
                                -----------------------------------


                                943,271  391,167  552,104  541,484
                                ===================================






Note  6     OBLIGATION  UNDER  CAPITAL  LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The  following  is  a  schedule  of  future  lease  payments


                                 November 30 August 31
                                      2002     2002
                                       $         $
                                   --------  ---------
Total minimum lease payments        35,949    41,834
Less amount representing interest   (4,118)   (5,158)
                                   --------  --------
Balance of obligations              31,831    36,676
Less current portion               (19,386)  (19,423)
                                   --------  --------
Non-current portion                 12,445    17,253
                                   --------  --------
For next twelve month periods:
                          - 2003    19,386    19,423
                          - 2004    12,445    17,253
                                   --------  --------
                                    31,831    36,676
                                   --------  --------

                                                                         .. /7
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)


(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  7-

Note  7     SHARE  CAPITAL

                                                    November  30    August  31
                                                        2002           2002
                                                         $               $
                                                      --------------------------
  Authorized:
   100,000,000  common  shares  without
    par  value
   100,000,000  Class  "A"  Preference  shares
    with  a  par  value  of  $10  each
   100,000,000 Class "B" Preference shares with a par value of $50 each


Issued:
   57,621,209  shares
    (August 31, 2002 - 50,121,209 shares)              17,048,204    16,156,646
                                                      ==========================

a)   Incentive  share  purchase  options

     The Company has a fixed stock option plan which permits the issurance of options of up to 10% of the Company's issued share capital. The following are outstanding incentive share purchase options:

  #
---------
  100,000     @  US  $0.15  each  to  February  16,  2006
1,050,000     @  US  $0.06  each  to  February  28,  2006
   79,900     @  US  $0.085  each  to  March  5,  2006
  300,000     @  US  $0.12  each  to  August  10,  2006
  100,000     @  US  $0.10  each  to  October  22,  2006
  100,000     @  US  $0.12  each  to  October  23,  2006
  100,000     @  US  $0.09  each  to  December  20,  2006
  802,764     @  US  $0.08  each  to  January  4,  2007
  400,000     @  US  $0.0725  each  to  January  24,  2007
  136,000     @  US  $0.23  each  to  March  26,  2007
  272,000     @  US  $0.20  each  to  May  17,  2007
  500,000     @  US  $0.15  each  to  October  11,  2007
---------

3,940,664
=========


                                                                         .. /8
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  8-

Note  7     SHARE  CAPITAL  (continued)

a)   Incentive  share  purchase  options  (continued)

     In  2001,  the  Canadian Institute of Chartered Accountants issued Handbook
     Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company will adopt the recommendations for the year ended August 31, 2003.

     Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

     In  the  three  months  period ended November 30, 2002, the Company granted
     500,000 share purchase options to directors at US$0.15 per share until October 11, 2007.


     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 150%, and an expected life of 1 year.

     Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the three months period ended November 30, 2002 would have been $41,500. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

                                         November 30 November 30
                                             2002       2001
                                               $          $
                                            --------     ---
       Pro forma loss                       (0.0008)     N/A

     Pro forma results may be materially different than actual results realized.

     The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.
     Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

                                                                         .. /9
                LOEWEN, STRONACH & CO. Chartered Accountants

SUNGOLD  ENTERTAINMENT  CORP.

NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS

FOR  THE  THREE  MONTHS  ENDED  NOVEMBER  30,  2002

(Unaudited  -  See  Notice  to  Reader)
(A  Development  Stage  Company)
(Presented  in  Canadian  Dollars)

PAGE  -  9  -

Note  7     SHARE  CAPITAL  (continued)

a)     Incentive  share  purchase  options  (continued)

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

b)     The  following  are  outstanding  share  purchase  warrants:
     #
---------
  500,000     @  US  $0.33  each  to  April  20,  2003
  400,000     @  US  $0.25  each  to  May  24,  2003
  200,000     @  US  $0.42  each  to  June  28,  2003
  400,000     @  US  $0.30  each  to  July  31,  2003
  240,000     @  US  $0.30  each  to  August  24,  2003
  100,000     @  US  $0.25  each  to  August  29,  2003
  100,000     @  US  $0.30  each  to  September  6,  2003
  800,000     @  US  $0.20  each  to  September  21,  2003
  919,000     @  US  $0.20  each  to  October  12,  2003
  100,000     @  US  $0.20  each  to  December  22,  2003
  900,000     @  US  $0.20  each  to  March  23,  2004
  600,000     @  US  $0.20  each  to  March  19,  2004
  550,000     @  US  $0.20  each  to  April  5,  2004
1,000,000     @  US  $0.20  each  to  May  8,  2004
1,000,000     @  US  $0.20  each  to  May  29,  2004
1,000,000     @  US  $0.20  each  to  June  27,  2004
1,000,000     @  US  $0.20  each  to  September  7,  2004
  420,000     @  US  $0.15  each  to  October  24,  2004
1,000,000     @  US  $0.15  each  to  November  4,  2004
2,333,334     @  US  $0.06  each  to  December  14,  2004
1,700,000     @  US  $0.06  each  to  January  7,  2005
1,000,000     @  US  $0.06  each  to  January  30,  2005
  300,000     @  US  $0.11  each  to  March  1,  2005
1,000,000     @  US  $0.17  each  to  March  26,  2005
1,000,000     @  US  $0.165  each  to  April  4,  2005
  400,000     @  US  $0.16  each  to  May  7,  2005
  600,000     @  US  $0.15  each  to  May  30,  2005
2,500,000     @  US  $0.075  each  to  July  10,  2005
  250,000     @  US  $0.08  each  to  July  24,  2005
  100,000     @  US  $0.09  each  to  August  21,  2005
1,500,000     @  US  $0.08  each  to  July  23,2005
3,000,000     @  US  $0.08  each  to  September  27,  2005
3,000,000     @  US  $0.07  each  to  November  1,  2005
---------
29,912,334
==========

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended January 15, 2003 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SUNGOLD  ENTERTAINMENT  CORP.
                                   -----------------------------
                                             (the  Registrant)


Date:  January  21, 2003      By:*  /s/ Kim  N.  Hart
                                    -----------------------------------
                                    Kim  N.  Hart  -  President  &  CEO



   *Print  name  and  title  under  the  signature  of  the  signing  officer